EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002		2003	2004
FIXED CHARGES
Interest on Long-term Debt	$43,547	$41,401	$43,011	*	$53,309	$46,080
Interest on Short-term Debt	10,174	9,680	7,776	*	6,545	7,581
Distributions on Trust Preferred Securities	8,663	8,663	8,662		4,331	-
Interest Portion of Financing Leases	-	-	-		-	-
Estimated Interest Element in Lease Rentals	467	759	1,080		2,500	3,700
Total Fixed Charges	$62,851	$60,503	$60,529		$66,685	$57,361

EARNINGS
Income Before Cumulative Effect of Accounting Changes	$72,672	$89,367	$82,992		$89,624	$89,457
Plus Federal Income Taxes	12,058	70,121	37,439		37,315	21,305
Plus State Income Taxes	2,538	8,385	5,687		8,140	4,966
Plus Provision for Deferred Income Taxes	14,653	(31,396)	(3,134)		9,942	12,782
Plus Deferred Investment Tax Credits	(4,482)	(4,453)	(4,524)		(4,325)	(4,326)
Plus Fixed Charges	62,851	60,503	60,529		66,685	57,361
Total Earnings	$160,290	$192,527	$178,989		$207,381	$181,545

Ratio of Earnings to Fixed Charges	2.55	3.18	2.95		3.10	3.16

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

* Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004, on a prospective basis. This reclassification had no effect on this ratio.